JACKSON L. MORRIS

Attorney at Law

Admitted in Florida and Georgia

October 6, 2016

Correspondence submitted via the EDGAR System

Justin Dobbie, Legal Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  29549

Re:   Integrated Freight Corporation

Preliminary Information Statement on Schedule 14C

Filed July 22, 2016

File No. 000-14273

Attn:  Donald E. Field

Dear Mr. Dobbie:

This is in response to your letter dated August 5, 2016 with respect to the above referenced submission to the Commission.  Your letter requested the Registrant's "analysis as to the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to the proposed reverse stock split. Your analysis should address the number of record holders before and after the proposed reverse stock split."

With respect to your last sentence quoted above, the number of pre and post-split record holders is set forth in the Preliminary Information Statement.  Before the reverse, the number is 586.  After the reverse, the number is ninety-three.  The Registrant's board has under consideration a change in the reverse split factor to 1:10 from 1:1000, but the number of resulting record holders will only increase to 124 from ninety-three because so many of the current record holders have less than ten shares.

Rule 13e-3 defines "going private transactions" to include, in pertinent part at (a)(3)(ii)(A), a transaction with the effect of:

"Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 (§240.12g-4) or Rule 12h-6 (§240.12h-6), or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 (§240.12h-6); or suspension under Rule 12h-3 (§240.12h-3) or section 15(d);"

3116 West North A Street ® Tampa, Florida  33609-1544

Phone 813–874–8854 ® Cell 813–892–5969 ® Fax 800–310–1695  ® Skype jackson.morris.tampa

e-mail: jackson.morris@verizon.net; jackson.morris@rule144solution.com

www.Rule144Solution.com

Justin Dobbie, Legal Branch Chief

October 6, 2016

Schedule 13e-3 requires certain (burdensome) disclosures with respect to "going private transactions".

Both the approved 1:1000 reverse and the possible 1:10 reverse would enable the Registrant to avail itself of voluntary deregistration under Rule 12g-4(a)(1) or (2).

"Going private" is not the purpose of the Registrant's reverse stock split.  The purpose of the reverse split is to reduce the number of issued and outstanding shares to a level that will give its stock price a chance to reach a level above the penny stock range.  Unfortunately, the Registrant has been forced to rely on convertible debt to fund its ongoing operations and conversions thereof have resulting in the “explosion” of its issued and outstanding.  And, the reverse stock split will "cash out" the record holders of very small numbers of shares who do not have a viable investment in any case.

The Registrant does not intend to utilize the reduction in stockholders of record below the 300 level as a basis to voluntarily deregister under the ‘34 Act.  In fact, reflected in the September 23 letter (attachment Ltr – 16 09-23 IFC invol deregistration.pdf) from Mr. Fuselier (Chief Executive Officer of the Registrant) attn: Marva Simpson, Special Counsel in your division’s Office of Enforcement Liaison, the Registrant has requested forbearance of the Commission in its proposed involuntary deregistration of the Registrant based on delinquency in the Registrant's reports under the '34 Act.  Mr. Fuselier’s letter is in response to Ms. Simpson’ letter dated August 29 (attachment LTR – SEC 16 08-29 invol deregistration.pdf).

In lieu of the Schedule 13e-3 disclosure in its Schedule 14C information statement, the Registrant proposes to disclose and represent as an undertaking that it does not intend (or will not) use the reduction in its record holders as an opportunity to voluntarily deregister under the ‘34 Act.

Before filing a definitive 14C information statement, the Registrant proposes to and seeks your concurrence with respect to omission from its definitive 14C information statement of the Schedule 13e-3 information based on its representation and undertaking, described above, undertaking that it does not intend (or will not) use the reduction in its record holders as an opportunity to voluntarily deregister under the ‘34 Act.

Very truly yours,

/s/  Jackson L. Morris

Jackson L. Morris

cc:  David N. Fuselier, CEO

       Integrated Freight Corporation

Attachments:

       Ltr – 16 09-23 IFC invol deregistration.pdf

       LTR – SEC 16 08-29 invol deregistration.pdf